The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN BUDGET UPDATE 11-12

THE SASKATCHEWAN ADVANTAGE
1ST QUARTER FINANCIAL REPORT

1st Quarter Financial Report Government of Saskatchewan July 21, 2011

1st Quarter Financial Report General Revenue Fund Update

INTRODUCTION

At first quarter, the 2011-12 General Revenue Fund (GRF) pre-transfer surplus is forecast at $71.7 million – a $43.3 million reduction from Budget.

●	Provincial disaster assistance costs are up $60 million, offset by $42 million in federal cost-sharing.

●	A tentative teachers’ collective bargaining agreement adds $51 million to Education expense.

●	Savings in net interest costs contribute an additional $20 million to the pre-transfer surplus ($15 million in revenue and $5 million in expense savings).

Everything else being equal, this would result in a $43.3 million reduction in the Summary Statement (SFS) financial position, leaving an $11.0 million surplus.

Flooding will affect other, non-GRF components of the SFS financial position.  On balance, it appears at this time these effects should offset each other.

●	While 2011 agricultural production forecasts are not yet available, the very wet spring will likely increase crop insurance payouts.

●	At the same time, Crown corporation net income will likely be higher than previously expected, particularly for SaskPower, as the higher water levels generate additional hydro power.

As a result, the province’s finances are on track to meet the 2011-12 Budget expectations of a surplus on both a GRF and an SFS basis through the first quarter of the fiscal year.

The magnitude of the flooding will obviously have a significant impact on the agricultural sector in Saskatchewan.  And, this in turn will impact overall provincial economic performance in 2011.

At the same time, the rest of the economy appears to be performing at least as well as anticipated in the 2011-12 Budget.

All the key economic indicators are positive relative to last year.  On a year-to-date basis, Saskatchewan has posted the fastest growth in retail sales, wholesale trade and building permits, the second highest growth in new housing starts, the lowest unemployment rate and the third lowest inflation rate among Canadian provinces.

And, private sector forecasters continue to see Saskatchewan’s real GDP growth near the front of the pack in 2011 and leading the nation in 2012.

1st Quarter Financial Report | GRF Update  1

FINANCIAL OVERVIEW

The 2011-12 first quarter report shows:

●	revenue is up $64.1 million or 0.6 per cent from budget; and,

●	expense is up $107.4 million or 1.0 per cent from budget.

The resulting pre-transfer surplus is down $43.3 million from budget.

The budgeted Growth and Financial Security Fund (GFSF) transfer from the GRF is reduced by $21.6 million, reflecting the reduced pre-transfer surplus.

The GFSF balance is forecast to be $716.9 million at the end of 2011-12.   This reflects the additional $27.7 million added to the GFSF at the end of 2010-11, reduced by the 2011-12 net transfer of $289.1 million to the GRF.

The budgeted $325.0 million transfer from the GFSF for debt reduction will reduce government general public debt to $3.8 billion at the end of 2011-12.

2011-12 GRF 1st Quarter Financial Overview
	Budget	1st Quarter	Change from
	Estimate	Forecast	Budget
	(millions of dollars)
Revenue	$10,794.3	$10,858.4	$64.1
Expense	10,679.3	10,786.7	107.4
Pre-transfer Surplus	$115.0	$71.7	$(43.3)
Transfer to GFSF	(57.5)	(35.9)	21.6
Transfer from GFSF	325.0	325.0	-
Net Transfer from (to) GFSF	267.5	289.1	21.6
GRF Surplus	$382.5	$360.8	$(21.7)

GFSF Opening Balance *	$978.3	$1,006.0	$27.7
Net Transfer from (to) GRF	(267.5)	(289.1)	(21.6)
GFSF Balance	$710.8	$716.9	$6.1

Government General Public Debt **	$4,135.2	$3,810.2	$(325.0)
* 1st Quarter Forecast of 2011-12 opening balance has been adjusted to reflect 2010-11 actual transfers to the GFSF. ** Budget Estimate figure has been adjusted to the 2010-11 actual level.

  2  1st Quarter Financial Report | GRF Update

REVENUE UPDATE

At first quarter, GRF revenue is forecast to increase $64.1 million from budget.

Revenue Reconciliation
(millions of dollars)

Budget Estimate	$ 10,794.3
First Quarter Changes
Own-Source Revenue
Resource Surcharge	+ 30.0
Interest, Premium, Discount
and Exchange	+ 15.1
Oil	- 21.2
Other net changes	- 1.8
Own-Source Change	+ 22.1

Federal Transfers	+ 42.0
Total Change	+ 64.1

1st Quarter Forecast	$ 10,858.4

Non-renewable resource revenue is forecast to increase $0.4 million, primarily due to increases in resource surcharge and potash, partially offset by decreased forecasts for oil, other non-renewable resources and natural gas revenue.

●
Natural Gas revenue is forecast to decrease by $1.5 million, primarily due to a decrease in production and a lower average fieldgate price forecast.  Production has decreased from 160.2 billion cubic feet (bcf) at budget to 159.2 bcf at first quarter.  The average fieldgate price is now forecast to be $3.40 per gigajoule (GJ), down from the budget assumption of $3.65 per GJ.

●
Oil revenue is forecast to decrease by $21.2 million, primarily due to a higher average exchange rate forecast, an increase in the light-heavy differential and a decrease in production, partially offset by a higher average West Texas Intermediate (WTI) oil price forecast.  Oil production is forecast to decrease from 159.4 million barrels at budget to 147.7 million barrels as a result of the flooding in the southeast part of the province during the spring and summer months of 2011.

●
The average exchange rate forecast is 103.16 US cents, up from the budget estimate of 99.82 US cents. The light-heavy differential has increased from 15.3 per cent at budget to 17.2 per cent at first quarter.  The average 2011-12 WTI price is now forecast at US$100.73 per barrel, up from the budget assumption of US$93.75 per barrel.  The above-mentioned factors have resulted in a 2011-12 average well-head price, in Canadian dollars, of $79.08 per barrel, up from the budget assumption of $77.38 per barrel.

●
Potash revenue is forecast to increase by $0.3 million, primarily due to higher-than-expected profit taxes as a result of an increase in average price and sales volume.  The 2011-12 average price forecasts have been increased to C$655 per K2O tonne (US$412 per KCl tonne) from the budget assumption of C$646 per K2O tonne (US$393 per KCl tonne).  Total sales in 2011-12 are now forecast at 10.5 million K2O tonnes, up slightly

1st Quarter Financial Report | GRF Update  3

from the budget assumption of 10.4 million K2O tonnes.

●	Resource surcharge revenue is forecast to increase by $30.0 million, primarily due to stronger-than-expected prior-year payments received year-to-date.

●	Other non-renewable resource revenue is forecast to decrease by $7.2 million, primarily due to a lower average price forecast for uranium.

Other own-source revenue is forecast to increase by $21.7 million, primarily due to higher Interest, Premium, Discount and Exchange revenue reflecting realized gains on the sale of investments, and an increase in Sales, Services and Service fees revenue.

Transfers from the Government of Canada are forecast to increase by $42.0 million, due to the federal contribution to the Provincial Disaster Assistance Program.

  4  1st Quarter Financial Report | GRF Update

EXPENSE UPDATE

At first quarter, total GRF expense is forecast to be up $107.4 million from budget.

Expense Reconciliation
(millions of dollars)

Budget Estimate	$ 10,679.3
First Quarter Changes
Education	+ 48.1
Teachers’ Pensions and Benefits	+2.7
Corrections, Public Safety
and Policing	+ 40.0
Highways and Infrastructure	+ 20.0
Chief Electoral Officer	+ 1.5
Debt Servicing	- 5.0
Other net changes	+ 0.1
Total Change	+ 107.4

1st Quarter Forecast	$ 10,786.7

Increases since budget occurred in the following ministries.

●	Education is up $48.1 million from budget, primarily due to the net increased salary expense related to the Teachers’ Collective Bargaining Agreement.

●	Education – Teachers’ Pensions and Benefits is up $2.7 million from budget, due increased expense related to the Teachers’ Collective Bargaining Agreement.

●
Corrections, Public Safety and Policing is up $40.0 million from budget, due to higher-than-anticipated claims under the Provincial Disaster Assistance Program, mainly related to spring flooding.  This is offset by $32.0 million in federal cost-sharing.

●	Highways and Infrastructure is up $20.0 million from budget, due to emergency repairs related to flooding and extreme weather conditions. This is offset by $10.0 million in federal cost-sharing.

●	Chief Electoral Officer is up $1.5 million from budget, due to enumeration.

Debt servicing expense is down $5.0 million from budget, due to lower-than-anticipated requirements for notes issued on behalf of Crown corporations and lower-than-anticipated short-term interest rates.

1st Quarter Financial Report | GRF Update  5

DEBT UPDATE

The GRF borrows for government and Crown corporations.  Public debt is composed of gross debt less sinking funds.

Government general public debt at March 31, 2012 is currently forecast to be $3.8 billion, a reduction of $325.0 million from March 31, 2011 and $5.3 million lower than the budgeted amount.

Crown corporations are responsible for the principal and interest payments on their debt.  Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation debt is divided into two components: Crown corporation general debt and Government business enterprise (GBE) specific debt.

Crown corporation public debt is forecast to be $427.1 million lower than the amount anticipated for 2011-12 in the budget, primarily due to timing of capital projects and higher-than-expected earnings from operations at SaskPower.

Crown corporation general public debt is forecast to be $0.7 billion, an increase of $120.4 million from the 2010-11 actual.  GBE specific public debt is forecast to be $3.9 billion, an increase of $507.9 million from the 2010-11 actual.

Taken together, Crown corporation public debt is currently forecast to be $4.6 billion, an increase of $628.3 million from the 2010-11 actual.

2011-12 1st Quarter Debt Overview
		As at March 31, 2012		Change from
	2010-11	Budget	1st Quarter	2010-11	Budget
As at March 31	Actual	Estimate	Forecast	Actual	Estimate
	(millions of dollars)
GRF Government General Public Debt	$4,135.2	$3,815.5	$3,810.2	$(325.0)	$(5.3)
GRF Crown Corporation Public Debt
Crown Corporation General	609.1	742.7	729.5	120.4	(13.2)
Government Business Enterprise Specific	3,373.8	4,295.6	3,881.7	507.9	(413.9)
GRF Crown Corporation Public Debt	3,982.9	5,038.3	4,611.2	628.3	(427.1)

GRF Public Debt	$8,118.1	$8,853.8	$8,421.4	$303.3	$(432.4)
Guaranteed Debt	$35.4	$91.3	$80.4	$45.0	$(10.9)

  6  1st Quarter Financial Report | GRF Update

2011-12 1st Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Revenue
	Budget	1st Quarter	Change from
	Estimate	Forecast	Budget
	(thousands of dollars)

Corporation Income	$1,080,700	$1,080,700	$-
Fuel	461,300	461,300	-
Individual Income	1,915,200	1,915,200	-
Provincial Sales	1,270,700	1,270,700	-
Tobacco	253,200	253,200	-
Other	286,700	286,700	-
Taxes	$5,267,800	$5,267,800	$-

Crown Land Sales	$436,400	$436,400	$-
Natural Gas	22,500	21,000	(1,500)
Oil	1,410,100	1,388,900	(21,200)
Potash	381,300	381,600	300
Resource Surcharge	438,300	468,300	30,000
Other	140,300	133,100	(7,200)
Non-Renewable Resources	$2,828,900	$2,829,300	$400

Crown Investments Corporation of Saskatchewan	$110,000	$110,000	$-
- Special Dividend	10,000	10,000	-
Saskatchewan Liquor and Gaming Authority	422,000	422,000	-
Other Enterprises and Funds	45,800	45,800	-
Transfers from Crown Entities	$587,800	$587,800	$-

Fines, Forfeits and Penalties	$13,200	$13,200	$-
Interest, Premium, Discount and Exchange	136,500	151,600	15,100
Motor Vehicle Fees	162,000	162,000	-
Other Licences and Permits	24,600	26,800	2,200
Sales, Services and Service Fees	124,100	128,500	4,400
Transfers from Other Governments	15,600	15,600	-
Other	65,000	65,000	-
Other Revenue	$541,000	$562,700	$21,700
Own-Source Revenue	$9,225,500	$9,247,600	$22,100

Canada Health Transfer	$847,100	$847,100	$-
Canada Social Transfer	352,700	352,700	-
Other	369,000	411,000	42,000
Transfers from the Government of Canada	$1,568,800	$1,610,800	$42,000
Revenue	$10,794,300	$10,858,400	$64,100

1st Quarter Financial Report | GRF Update  7

2011-12 1st Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Expense
	Budget	1st Quarter	Change from
	Estimate	Forecast	Budget
	(thousands of dollars)
Ministries and Agencies
Advanced Education, Employment and Immigration	$855,905	$855,905	$-
Agriculture	417,880	417,880	-
Corrections, Public Safety and Policing	367,500	407,500	40,000
Education	1,233,792	1,281,852	48,060
- Teachers' Pensions and Benefits	198,507	201,180	2,673
Energy and Resources	37,137	37,137	-
Enterprise and Innovation Programs	27,347	27,347	-
Enterprise Saskatchewan	41,803	41,803	-
Environment	180,539	180,539	-
Executive Council	12,214	12,214	-
Finance	58,911	58,911	-
- Public Service Pensions and Benefits	280,860	280,860	-
Finance Debt Servicing	420,000	415,000	(5,000)
First Nations and Métis Relations	82,255	82,255	-
Government Services	12,802	12,802	-
Health	4,462,620	4,462,620	-
Highways and Infrastructure	380,311	400,311	20,000
Information Technology Office	16,374	16,374	-
Innovation Saskatchewan	3,467	3,467	-
Justice and Attorney General	145,465	145,465	-
Labour Relations and Workplace Safety	16,972	16,972	-
Municipal Affairs	388,713	388,713	-
Office of the Provincial Capital Commission	10,595	10,595	-
Office of the Provincial Secretary	3,579	3,579	-
Public Service Commission	37,993	37,993	-
Saskatchewan Research Council	18,133	18,133	-
Social Services	814,172	814,172	-
Tourism, Parks, Culture and Sport	100,703	100,703	-

Legislative Assembly and its Officers
Chief Electoral Officer	14,284	15,784	1,500
Children's Advocate	1,833	1,833	-
Conflict of Interest Commissioner	145	145	-
Information and Privacy Commissioner	1,114	1,214	100
Legislative Assembly	24,225	24,277	52
Ombudsman	2,982	2,982	-
Provincial Auditor	8,134	8,134	-

Expense	$10,679,266	$10,786,651	$107,385

  8  1st Quarter Financial Report | GRF Update

2011-12 1st Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Debt
		2011-12	Change from
	2010-11	1st Quarter	2010-11
Debt as at March 31	Actual	Forecast	Actual
	(thousands of dollars)

Government General Public Debt	$4,135,226	$3,810,226	$(325,000)

Crown Corporation General Debt
Information Services Corporation of Saskatchewan	$13,547	$9,900	$(3,647)
Municipal Financing Corporation of Saskatchewan	6,249	6,203	(46)
Saskatchewan Housing Corporation	29,762	28,316	(1,446)
Saskatchewan Opportunities Corporation	36,170	39,574	3,404
Saskatchewan Power Corporation	97,823	96,701	(1,122)
Saskatchewan Telecommunications Holding Corporation	-	111,400	111,400
Saskatchewan Water Corporation	49,151	55,523	6,372
SaskEnergy Incorporated	376,342	381,854	5,512
Crown Corporation General Public Debt	$609,044	$729,471	$120,427

Government Business Enterprise Specific Debt
Municipal Financing Corporation of Saskatchewan	$97,330	$126,906	$29,576
Saskatchewan Gaming Corporation	6,000	12,800	6,800
Saskatchewan Power Corporation	2,415,601	2,853,706	438,105
Saskatchewan Telecommunications Holding Corporation	369,928	411,226	41,298
SaskEnergy Incorporated	484,933	477,076	(7,857)
Government Business Enterprise Specific Public Debt	$3,373,792	$3,881,714	$507,922
Public Debt	$8,118,062	$8,421,411	$303,349

Public Debt by Category
Government General Gross Debt	$6,111,642	$5,814,918	$(296,724)
Government General Sinking Funds	(1,976,416)	(2,004,692)	(28,276)
Government General Public Debt	$4,135,226	$3,810,226	$(325,000)

Crown Corporation Gross Debt	$4,438,241	$5,127,759	$689,518
Crown Corporation Sinking Funds	(455,405)	(516,574)	(61,169)
Crown Corporation Public Debt	$3,982,836	$4,611,185	$628,349
Public Debt	$8,118,062	$8,421,411	$303,349

Guaranteed Debt	$35,428	$80,435	$45,007

1st Quarter Financial Report | GRF Update  9